SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

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in connection with Rule 12g3-2(b): 82-

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

11 July 2012

Aviva Completes Sale of Delta Lloyd Ordinary Shares

Further to the announcement by Aviva plc ("Aviva") on 6 July 2012, Aviva has completed the sale of 37.2 million ordinary shares in Delta Lloyd NV ("Delta Lloyd").

Therefore, Aviva now holds 34,288,795 ordinary shares of Delta Lloyd, representing 19.8% of the issued ordinary share capital (including treasury shares), and 18.6% of Delta Lloyd's voting rights.

Enquiries:

Media
Nigel Prideaux                                                                           +44 (0)20 7662 0215
Andrew Reid                                                                             +44 (0)20 7662 3131

Analysts
Charles Barrows                                                                        +44 (0)20 7662 8115

Notes to editors:

Background on Aviva's investment in Delta Lloyd

. Prior to November 2009, Delta Lloyd's entire issued ordinary share capital (and 92% of Delta Lloyd's voting rights) was owned by CGU International Holdings B.V., a wholly owned subsidiary of Aviva.

. In November 2009, Aviva completed the successful initial public offering ("IPO") and partial sale of its shareholding in Delta Lloyd on NYSE Euronext Amsterdam, pursuant to which Aviva disposed of a 41.1% interest in the ordinary share capital of Delta Lloyd.

. In May 2011, Aviva carried out a further partial sale of its indirect shareholding in Delta Lloyd pursuant to which Aviva disposed of approximately 15% of the issued ordinary share capital of Delta Lloyd.

. Prior to the sale and completion, Aviva indirectly owned 71,488,795 Delta Lloyd ordinary shares, equivalent to 41.3% of Delta Lloyd's issued ordinary share capital (including treasury shares) and 38.7% of Delta Lloyd's voting rights.

About Delta Lloyd

. The Delta Lloyd Group is a financial services provider offering life insurance, general insurance, asset management and banking products and services.

. In 2011, Delta Lloyd contributed to Aviva IFRS operating profit of £348 million and IFRS loss before tax of £596 million, and, as at 31 December 2011 IFRS net assets of £776 million. Delta Lloyd's target markets are the Netherlands and Belgium. The Delta Lloyd Group operates primarily under the brand names of Delta Lloyd, OHRA and ABN AMRO Insurance in the Netherlands, and under the Delta Lloyd name in Belgium.

About Aviva

. Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world.

. Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £41 billion and funds under management of £337 billion at 31 December 2011.

These materials are not an offer of securities for sale into the United States. The securities to which these materials relate have not been registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, registration under the Securities Act, including pursuant to the private offering exemption provided by Section 4(2) of the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. There will be no public offering of the securities in the United States.

The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The price and value of the Delta Lloyd shares may go up as well as down. Persons needing advice should contact a professional adviser. Past performance cannot be relied upon as a guide to future performance.

Cautionary statements:

This announcement contains, and Aviva may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in the group's bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on the group's profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect the group's profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in the group's ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where the group has significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for the group's products, the group's investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of the group's goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on the group's results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with the group's pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with the group's acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see "Risk Factors" and "Performance Review -- Financial and Operating Performance" in Aviva's 2011 Annual Report and Accounts. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

- ends -

* Based on 2011 published life and pensions PVNBP on a MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums excluding Delta Lloyd as an associate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 July, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary